United States securities and exchange commission logo





                              November 12, 2021

       Mark Kalvoda
       Chief Financial Officer
       Titan Machinery Inc.
       644 East Beaton Drive
       West Fargo, ND 58078-2648

                                                        Re: Titan Machinery
Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2021
                                                            Response dated
November 5, 2021
                                                            File No. 1-33866

       Dear Mr. Kalvoda:

              We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 25, 2021 letter.

       Form 10-K for the Fiscal Year Ended January 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 38

   1. We note your response to comment 1. Removing the impact of your valuation allowance appears to be an
individually tailored income tax recognition method. Please revise your presentation to remove
this adjustment or tell us why you believe it is not an individually tailored recognition
method. Refer to Question 100.04 of the Staff's Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures.
       Adjusted Cash Flow Reconciliation, page 42

   2. We note your response to comment 2. Your response states that you consider cash flow adjusted for a constant
percentage of equity in equipment inventory as a supplement to
 Mark Kalvoda
Titan Machinery Inc.
November 12, 2021
Page 2
         GAAP cash flow. Further, your presentation of adjusted cash flow is reconciled to cash flow provided by operating activities which is a liquidity measure. In light of these facts, please explain in further detail how Adjusted Cash Flow is not a liquidity measure.
         Finally, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(A) of
         Regulation S-K related to your adjustment for constant equity in equipment inventory.
       You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameMark Kalvoda                                 Sincerely,
Comapany NameTitan Machinery Inc.
                                                               Division of
Corporation Finance
November 12, 2021 Page 2                                       Office of Trade
& Services
FirstName LastName